FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-140331

SUPPLEMENT NO. 3 DATED AUGUST 22, 2007

TO PROSPECTUS DATED FEBRUARY 15, 2007

QUEPASA CORPORATION

Quarterly Results

A copy of the Quarterly Report of Quepasa Corporation on Form 10-QSB for the period ended June 30, 2007 is attached.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-QSB

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-33105

QUEPASA CORPORATION

(Exact name of registrant as specified in its charter)

NEVADA	86-0879433
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

7550 E. Redfield Rd., Suite A

Scottsdale, AZ 85260

(Address of principal executive offices)

(480) 348-2665

(Issuer’s telephone number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☒

The number of outstanding shares of the registrant’s Common Stock as of August 13, 2007 was 12,270,761 shares.

Transitional Small Business Disclosure Format (Check one):    Yes  ☐    No  ☒

QUEPASA CORPORATION AND SUBSIDIARIES

QUEPASA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	June 30, 2007	December 31, 2006
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,348,490	$14,093,811
Accounts receivable - trade	64,570	74,355
Other current assets	241,102	332,478

Total current assets	9,654,162	14,500,644

Property and equipment - net	1,015,795	546,481
Jet rights - net	936,086	986,457
Other assets	140,796	55,102

Total assets	$11,746,839	$16,088,684

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,234,847	$711,486
Accrued expenses	100,372	92,070
Unearned grant income	81,042	94,980

Total current liabilities	1,416,261	898,536

COMMITMENTS AND CONTINGENCIES (see Note 2)

STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value; authorized - 5,000,000 shares; none issued and outstanding	—	—
Common stock, $.001 par value; authorized - 50,000,000 shares; 12,270,761 shares issued and outstanding at June 30, 2007 and 11,705,861 shares issued and outstanding at December 31, 2006	12,271	11,706
Additional paid-in capital	143,053,292	141,114,562
Accumulated deficit	(132,736,518)	(125,937,617)
Accumulated other comprehensive income	1,533	1,497

Total stockholders’ equity	10,330,578	15,190,148

Total liabilities and stockholders’ equity	$11,746,839	$16,088,684

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the Six Months Ended		For the Three Months Ended
	June 30, 2007	June 30, 2006 As Restated	June 30, 2007	June 30, 2006 As Restated
	(Unaudited)		(Unaudited)
REVENUES	$125,742	$248,472	$73,260	$83,907

OPERATING COSTS AND EXPENSES:
Search services	—	165,330	—	47,178
Sales and marketing	805,553	139,664	314,772	88,994
Product and content development	2,332,875	413,008	1,339,238	231,031
General and administrative	3,899,464	7,395,613	2,091,165	762,274
Depreciation and amortization	196,261	41,769	103,658	20,220

TOTAL OPERATING COSTS AND EXPENSES	7,234,153	8,155,384	3,848,833	1,149,697

LOSS FROM OPERATIONS	(7,108,411)	(7,906,912)	(3,775,573)	(1,065,790)

OTHER INCOME (EXPENSE):
Interest income	291,824	16,269	127,438	8,024
Interest expense	—	(824)	—	(359)
Gain on sale of property and equipment	3,449	—	3,449	—
Other income	14,237	—	1,529	—

TOTAL OTHER INCOME (EXPENSE)	309,510	15,445	132,416	7,665

LOSS BEFORE INCOME TAXES	(6,798,901)	(7,891,467)	(3,643,157)	(1,058,125)
Income taxes	—	—	—	—

NET LOSS	$(6,798,901)	$(7,891,467)	$(3,643,157)	$(1,058,125)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.56)	$(0.98)	$(0.30)	$(0.13)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED	12,189,975	8,021,436	12,238,879	8,155,451

NET LOSS	$(6,798,901)	$(7,891,467)	$(3,643,157)	$(1,058,125)
Foreign currency translation adjustment	36	(18,261)	(8,527)	(12,559)

COMPREHENSIVE LOSS	$(6,798,865)	$(7,909,728)	$(3,651,684)	$(1,070,684)

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Stockholders’ Equity

For the Six Months Ended June 30, 2007

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity
Balance—December 31, 2006	—	$—	11,705,861	$11,706	$141,114,562	$(125,937,617)	$1,497	$15,190,148
Issuance of stock options for compensation	—	—	—	—	834,657	—	—	834,657
Issuance of common stock to directors for compensation	—	—	32,500	33	191,455	—	—	191,488
Exercise of stock options	—	—	526,000	526	883,824	—	—	884,350
Exercise of warrants	—	—	6,400	6	28,794	—	—	28,800
Foreign currency translation adjustment	—	—	—	—	—	—	36	36
Net loss	—	—	—	—	—	(6,798,901)	—	(6,798,901)

Balance—June 30, 2007 (Unaudited)	—	$—	12,270,761	$12,271	$143,053,292	$(132,736,518)	$1,533	$10,330,578

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended
	June 30, 2007	June 30, 2006 As Restated
	(Unaudited)
Operating activities:
Net loss	$(6,798,901)	$(7,891,467)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	196,261	41,769
Issuance of warrants for strategic initiatives	—	5,608,093
Issuance of stock options and warrants for compensation	834,657	1,079,967
Issuance of common stock to directors for compensation	191,488	—
Grant income	(14,146)	—
Gain on sale of property and equipment	(3,449)	—
Changes in operating assets and liabilities:
Accounts receivable - trade	9,785	35,807
Other current assets	96,139	(9,493)
Other assets	(90,376)	(20,850)
Accounts payable	686,682	106,362
Accrued expenses	(154,953)	(61,068)
Deferred revenue	—	(29,412)

Net cash used in operating activities	(5,046,813)	(1,140,292)

Investing activities:
Proceeds from sale of property and equipment	3,449	—
Purchase of property and equipment	(613,789)	(72,357)

Net cash used in investing activities	(610,340)	(72,357)

Financing activities:
Payments on long-term debt	—	(3,263)
Proceeds from exercise of stock options and warrants	913,150	1,066,000

Net cash provided by financing activities	913,150	1,062,737
Effect of foreign currency exchange rate on cash	(1,318)	(18,261)

Net decrease in cash and cash equivalents	(4,745,321)	(168,173)
Cash and cash equivalents at beginning of period	14,093,811	1,441,889

Cash and cash equivalents at end of period	$9,348,490	$1,273,716

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$—	$824

Cash paid for income taxes	$—	$—

See notes to unaudited condensed consolidated financial statements.

QUEPASA CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

Quepasa Corporation (the “Company”), a Nevada corporation, was incorporated in June 1997. The Company is a Spanish/English language Internet portal and online community targeting the U.S. Hispanic and Latin American markets. The Company’s web site provides users search engine capabilities and performance based marketing applications as well as traditional portal services centered around the Spanish market. The quepasa.com web site is operated and managed by the Company’s majority owned Mexico-based subsidiary, Quepasa.com de Mexico S.A. de C.V. Because the language preference of many U.S. Hispanics is English, the web site also offers users the ability to access information and services in the English language.

Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information required to be included in a complete set of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s 2006 Annual Report on Form 10-KSB, as amended.

Reclassifications

Certain prior period amounts in the condensed consolidated statements of operations and comprehensive loss and condensed consolidated statements of cash flows have been reclassified to conform to the current period’s presentation.

Loss Per Share

Loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the applicable period. Diluted earnings per share is determined in the same manner as basic earnings per share, except that the number of shares is increased to include potentially dilutive securities using the treasury stock method. Since the Company incurred a net loss in all periods presented, all potentially dilutive securities were excluded from the computation of diluted loss per share since the effect of including them is anti-dilutive.

The following table summarizes the number of dilutive securities outstanding for each of the periods presented, but not included in the calculation of diluted loss per share:

	June 30,
	2007	2006
Stock options	1,498,200	2,718,875
Warrants	4,432,500	4,194,240

Total	5,930,700	6,913,115

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial position, cash flows, and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 but does not believe that the adoption of SFAS 157 will have any material impact on its consolidated financial position, cash flows, or results of operations.

Note 2—Commitments and Contingencies

Operating Leases

The Company leases its facilities under three non-cancelable operating leases which expire in 2007 and 2009. Future minimum lease payments under these leases as of June 30, 2007 are approximately as follows:

2007	$196,000
2008	334,000
2009	135,000

Total	$665,000

Litigation

On March 14, 2005, Mr. Craig Behar filed a complaint against the Company in Maricopa County Superior Court (case no. CV2005-004439) in Phoenix, Arizona. The complaint contains allegations of breach of contract and unpaid wages and seeks damages under various causes of action in amounts up to $311,400. The Company has reviewed Mr. Behar’s complaint with its counsel and finds the claims to be wholly without merit and intends to vigorously defend itself. Moreover, management believes that the amount of damages claimed by Mr. Behar have been grossly overstated in an attempt to induce the Company to settle the action rather than to proceed to litigation.

In addition, the Company is a party to certain other legal proceedings that arise in the ordinary course and are incidental to its business. Although litigation is inherently uncertain, based on past experience, management does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company’s consolidated financial position or results of operations. However, future events or circumstances, currently unknown to management, will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on consolidated financial position, cash flows or results of operations in any future reporting periods.

Note 3—Stock Option Plans

A summary of employee stock option activity under the 1998 Stock Option Plan during the six months ended June 30, 2007 is as follows:

Options	Number of Stock Options	Weighted-Average Exercise Price
Outstanding at December 31, 2006 (1)	2,248,075	$2.42
Granted	—	—
Exercised	(526,000)	1.66
Forfeited or expired	(656,875)	1.91

Outstanding at June 30, 2007 (1)	1,065,200	$3.06

Exercisable at June 30, 2007 (2)	757,200	$2.57

(1)	Excludes stock options to purchase 110,000 shares of common stock at a weighted average exercise price of $1.93 per share being held by consultants.
(2)	Excludes stock options to purchase 100,000 shares of common stock at a weighted average price of $1.50 per share being held by a consultant.

On June 27, 2007, the stockholders approved the 2006 Stock Incentive Plan (the “2006 Plan”). All stock options previously granted under the 2006 Plan that were subject to stockholder approval are now outstanding. Pursuant to the terms of the 2006 Plan, the Company may issue up to 3,700,000 shares of common stock plus an additional number of shares of common stock equal to the number of shares previously granted under the 1998 Stock Option Plan that either terminate, expire, or lapse after the date of the Board of Directors’ approval of the 2006 Plan. As of June 30, 2007, there are 4,356,875 shares of common stock reserved for issuance under the 2006 Plan. Pursuant to the terms of the 2006 Plan, eligible individuals may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, or stock grant awards. In June 2007, the Company granted 32,500 unrestricted shares of common stock to its directors pursuant to the 2006 Plan.

A summary of employee stock option activity under the 2006 Stock Incentive Plan during the six months ended June 30, 2007 is as follows:

Options	Number of Stock Options	Weighted-Average Exercise Price
Outstanding at December 31, 2006	—	$—
Granted	323,000	10.00
Exercised	—	—
Forfeited or expired	—	—

Outstanding at June 30, 2007	323,000	$10.00

Exercisable at June 30, 2007	75,000	$10.00

The fair values of share-based payments are estimated on the date of grant using a Black-Scholes option pricing model that uses the weighted average assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s common stock. The Company has elected to use the simplified method described in Staff Accounting Bulletin 107, “Share-Based Payment,” to estimate the expected term of employee stock options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the Three Months Ended June 30,
	2007	2006
Risk-free interest rate:	5.0%	4.9%
Expected term:	6 Years	6 years
Expected dividend yield:	0%	0%
Expected volatility:	153%	98%

The Company recognized compensation expense for the issuance of options and warrants of $569,134 and $330,402 for the three months ended June 30, 2007 and 2006, respectively. For the six months ended June 30, 2007 and 2006, the Company recognized compensation expense of $834,657 and $549,635, respectively.

As of June 30, 2007, there was $2,281,980 in total unrecognized compensation cost, which is expected to be recognized over a weighted average period of 1.47 years.

Note 4—Restatement of Interim Financial Information

        In the fourth quarter of 2006, the Company identified accounting errors related to its accounting for stock options and warrants during 2006. Accordingly, the Company has restated its interim financial information for the three and six months ended June 30, 2006. The Company revisited the assumptions applied in its valuation of certain warrants and stock option awards. Upon review of the assumptions applied during the three and six months ended June 30, 2006, it was determined that certain assumptions related to the expected term and volatility used in the Black-Scholes option pricing model needed correction. These corrections resulted in a charge of $174,899, which resulted in an increase in net loss of $174,899 or ($0.02) per share for the three months ended June 30, 2006 and a charge of $4,843,467, which resulted in an increase in net loss of $4,843,467 or ($0.60) per share for the six months ended June 30, 2006. In addition, the Company determined that certain reclassifications between operating expense line items on the consolidated statements of operations were required for the three and six months ended June 30, 2006. These reclassifications had no effect on total operating expenses or net loss. The restatements had no effect on the Company’s cash flows from operating, investing or financing activities for the six months ended June 30, 2006.

The following table summarizes the effects of the restatement on the Company’s interim financial information for the three and six months ended June 30, 2006:

	Previously Reported	Total Adjustments	Restated
	(Unaudited)
For the three months ended June 30, 2006:
Loss from operations	$(890,891)	$(174,899)	$(1,065,790)
Net loss	(883,226)	(174,899)	(1,058,125)
Loss per share	(0.11)	(0.02)	(0.13)

For the six months ended June 30, 2006:
Loss from operations	(3,063,445)	(4,843,467)	(7,906,912)
Net loss	(3,048,000)	(4,843,467)	(7,891,467)
Loss per share	(0.38)	(0.60)	(0.98)

The following table summarizes the effects of the restatement and reclassifications on the Company’s operating costs and expenses for the three and six months ended June 30, 2006:

	Search Services	Sales and Marketing	Product and Content Development	General and Administrative	Depreciation and Amortization	Total
	(Unaudited)
For the three months ended June 30, 2006:
Previously reported	$47,178	$33,686	$76,562	$797,152	$20,220	$974,798
Total adjustments	—	—	38,036	136,863	—	174,899
Total reclassifications	—	55,308	116,433	(171,741)	—	—

Restated	$47,178	$88,994	$231,031	$762,274	$20,220	$1,149,697

For the six months ended June 30, 2006:
Previously reported	$165,330	$57,918	$118,371	$2,928,529	$41,769	$3,311,917
Total adjustments	—	—	72,443	4,771,024	—	4,843,467
Total reclassifications	—	81,746	222,194	(303,940)	—	—

Restated	$165,330	$139,664	$413,008	$7,395,613	$41,769	$8,155,384

The following table summarizes the effects of the restatement on the Company’s stockholders’ equity as of June 30, 2006:

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	(Unaudited)
As of June 30, 2006:
Previously reported	$—	$8,520	$118,683,701	$(117,536,133)	$(23,972)	$1,132,116
Adjustments	—	—	4,843,467	(4,843,467)	—	—

Restated	$—	$8,520	$123,527,168	$(122,379,600)	$(23,972)	$1,132,116

Item 2.	Management’s Discussion and Analysis or Plan of Operation

Forward-Looking Information

You should read the following discussion in conjunction with our condensed consolidated financial statements, which are included in Item 1 of this Form 10-QSB. Management’s Discussion and Analysis or Plan of Operation contains statements that are forward-looking. These statements are based on current expectations and assumptions, which are subject to risk, uncertainties and other factors. Actual results may differ materially because of the factors discussed in the subsection below titled “Risk Factors.”

Company Overview

Quepasa.com is one of the largest and longest-established, bicultural, Hispanic online communities. We seek to entertain, enrich, and empower the members of our rapidly growing Internet community. Our interactive website delivers content, products, and services to our users in both English and Spanish. We focus our business on our online social network which is comprised chiefly of Hispanic and Latino 18-to-34 year olds living in the United States and in Central and South America.

As a result of the implementation of our new business model we intend to provide an increasing array of products and services such as videos, music, ringtones, chat, email and online dating to our website visitors that are designed to promote social interaction and information sharing. These products and services are designed to attract and adhere traffic to our website. During 2007, as a result of increased traffic on our website, we determined that our technology infrastructure required substantial upgrades in order to meet the increased demand and to continue to scale our performance for our users. Our intention during 2007 is to introduce a more robust website with a variety of products and services that grow and produce positive cash flows. We expect these products and services to drive visitors to our website. As traffic grows, we expect an increasing number of major consumer product firms, healthcare providers, financial institutions, and other enterprises seeking a nexus with the emerging Hispanic market. We intend to actively pursue such advertising by mounting a sales program targeting large advertising agencies and their clients.

During 2006 and through the second quarter of 2007, we had significant performance growth on our website. The areas of growth we experienced on the site included page views, registered members, and unique visitors. Total page views for the second quarter of 2007 were 91 million, compared to 37 million for the same period in 2006, a 146% increase. Total new members for the second quarter of 2007 were 33 thousand, compared to 25 thousand for the same period in 2006, a 32% increase. Daily unique visitors for the second quarter 2007 totaled 3.7 million, compared to 1.8 million for the same period in 2006, a 106% increase.

We have restated our interim financial information for the three and six months ended June 30, 2006. We revisited the assumptions applied in our valuation of certain warrants and stock option awards. Upon review of the assumptions applied during the three and six months ended June 30, 2006, it was determined that certain assumptions related to the expected term and volatility used in the Black-Scholes option pricing model needed correction. These corrections resulted in a charge of $174,899, which resulted in an increase in net loss of $174,899 or ($0.02) per share for the three months ended June 30, 2006 and a charge of $4,843,467, which resulted in an increased in net loss of $4,843,467 or (20.60) per share for the six months ended June 30, 2006. In addition, we determined that certain reclassifications between operating expense line items on the consolidated statements of operations were required for the three months ended June 30, 2006. These reclassifications had no effect on total operating expenses or net loss. The restatements had no effect on our cash flows from operating, investing, or financing activities for the six months ended June 30, 2006. See Note 4 - Restatement of Interim Financial Information.

Revenue sources

During the six months ended June 30, 2007, our revenue was generated from three principal sources: revenue earned from the sale of banner advertising on our website, the Google AdSense program, and subscription sales. During the same period for the six months ended June 30, 2006, our revenue also included revenue earned from “performance based” insertion of results from our directory and search engine based on proprietary technologies.

Banner Advertising Revenue. Banner revenue is generated when an advertiser purchases a banner placement within our quepasa.com website. We recognize revenue related to banner advertisements upon delivery.

Google AdSense Revenue. Google AdSense revenue is generated when a quepasa.com user clicks on a Google advertiser through either the displayed advertisements associated with content or by utilizing the Google search feature. We recognize revenue from Google AdSense in the period it is reported by Google.

Subscription Sales . As part of the new business model, subscription sales result from the purchase of mobile content and Internet television programming. Subscription based sales are generated through various content channels of the site, including the ringtone store and the television channel. We recognize revenue from subscription sales as products and services are delivered.

Performance-based Revenue . Performance-based revenue, or paid search results, is generated when an Internet user searches for a keyword and clicks on an advertiser’s listing on our website. Performance-based revenue is recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on an advertisement or search result. Performance-based revenue is recognized when there is evidence that the qualifying transactions have occurred at a set price. As of December 31, 2006, the performance based revenue model was discontinued as a result of implementing the new business model.

The majority of our revenues correlate to the number and activity level of users on our website. During 2006 and into the second quarter of 2007, we redesigned and enhanced our website to provide a more relevant and user friendly experience. We believe that enhancing the user experience leads to a more valuable experience to both our users and advertisers and provides additional opportunities to introduce users to our products and services. By providing a more robust community experience, while providing continued new products and services we seek to become an essential part of our users’ online experience. We believe this deeper engagement of new and existing users and our website design, coupled with the growth of the Internet as an advertising medium will increase our revenues in 2007.

Operating Expenses

Our principal operating expenses consist of:

•	search services expenses;

•	product and content development expenses;

•	sales and marketing expenses;

•	general and administrative expenses; and

•	depreciation and amortization.

Search Services Expenses. Our search services expenses consist of payments made to our affiliates and partners that have either integrated our performance based search services into their sites or provided traffic to our directory listings. There are generally two economic structures of the affiliate and partner agreements: fixed payments based on a minimum amount of traffic delivered and variable payments based on the amount of searches or paid clicks associated with affiliate or partner traffic. We expense search services costs under two methods; fixed payments are expensed pro-rata over the term of the agreement and agreements based on a percentage of revenue are expensed based on the underlying revenue multiplied by the agreed upon rate. As of December 31, 2006, we have discontinued our search services.

Product and Content Development Expenses. Product and content development expenses consist of personnel costs associated with the development, testing and upgrading of our website and systems, content fees, and purchases of specific technology, particularly software and hardware related to our infrastructure upgrade.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and expenses of marketing and sales personnel, and other marketing-related expenses including our mass media-based branding and advertising.

General and Administrative Expenses. General and administrative expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and corporate professional fees, such as legal and accounting fees. As we move forward with our new business model, we anticipate an increase in general operating expenses, specifically, administrative salaries and dues and subscriptions and we anticipate a decrease in certain expenses, specifically, professional fees related to costs associated with business advisory services and financial consulting services.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses have consisted primarily of depreciation related to our property and equipment and the amortization pertaining to jet rights acquired in 2006.

Other Income (Expense). Other income (expense) consists primarily of interest earned and earned grant income. We have invested our cash in money market funds and interest bearing checking and saving accounts, which are subject to minimal credit and market risk. Earned grant income represents the amortized portion of a cash grant received from the Mexican government for approved capital expenditures. The grant is being recognized on a straight-line basis over the useful lives of the purchased assets.

Results of Operations

Comparison of the three and six months ended June 30, 2007 with the three and six months ended June 30, 2006

        Our results of operations for the three and six months ended June 30, 2007 and 2006 were characterized by expenses that significantly exceeded revenues during the periods. For the three and six months ended June 30, 2007, we reported net losses of $3.6 million and $6.8 million, respectively, compared to net losses of $1.1 million and $7.9 million for the three and six months ended June 30, 2006. During the three and six months ended June 30, 2007, we incurred $569 thousand and $835 thousand, respectively, in expenses related to issuance of stock options and warrants compared to $330 thousand and $6.7 million for the three and six months ended June 30, 2006. During the three and six months ended June 30, 2006, $5.6 million represented costs associated with certain strategic initiatives, including acquiring the services of the Company’s Chief Executive Officer. In addition, we focused on evaluating and enhancing our business infrastructure resulting in an increase in professional fees of $729 thousand and $1.8 million, an increase in travel and entertainment of $128 thousand and $271 thousand and an increase in dues and subscriptions of $53 thousand and $124 thousand for the three and six months ended June 30, 2007, respectively, over the same periods in 2006. As a result, we increased our product and content development related expenses by approximately $1.1 million and $1.9 million, sales and marketing expense increased by $226 thousand and $666 thousand, and depreciation and amortization by $83 thousand and $154 thousand, for the three and six months ended June 30, 2007, respectively, over the same periods in 2006.

Revenues

We generated $73 thousand of revenue for the three months ended June 30, 2007, a decrease of $11 thousand, or 13%, from the $84 thousand of revenue generated for the three months ended June 30, 2006. For the six months ended June 30, 2007 we generated $126 thousand of revenue, a decrease of $122 thousand or 49% from $248 thousand for the six months ended June 30, 2006. These changes are attributable to a decrease in performance-based revenue partially offset by increases in banner advertising and Google AdSense revenue. In order to generate significant revenue under the new business model, we must continue to enhance the development and marketing of our banner advertising inventory. For the six months ended June 30, 2007, our revenue was primarily generated from banner advertising.

Banner Advertising Revenue. Banner advertising revenue for the three months ended June 30, 2007 increased by approximately $55 thousand, or 1,833%, compared to the prior year. For the six months ended June 30, 2007 banner advertising revenue increased by approximately $82 thousand, or twelve fold, from $10 thousand in the prior year. We currently expect banner advertising revenue to increase for 2007 compared to 2006 as we increase our user base and activity levels on our website. For the three and six months ended June 30, 2007, banner advertising revenue accounted for approximately 79% and 73% of total revenue, respectively, compared to 4% and 4% in 2006.

Google AdSense. Google AdSense revenue for the three months ended June 30, 2007 increased by approximately $2 thousand, or 15%, as compared to the prior year as a result of the increase in user traffic. For the six months ended June 30, 2007, Google AdSense revenue decreased by approximately $10 thousand, or 23%, as compared to the prior year as a result of the change from the old business model. We currently expect Google AdSense revenue to increase for 2007 compared to 2006 as we increase our user base and activity levels on our website. For the three and six months ended June 30, 2007, Google AdSense revenue accounted for approximately 21% and 26% of total revenue, respectively, compared to 16% and 17% in 2006.

Performance-based Revenue. Performance-based revenue for the three months ended June 30, 2007 decreased by approximately $67 thousand, or 100%, as compared to the prior year. For the six months ended June 30, 2007 performance based revenue decreased by approximately $196 thousand, or 100%, as a result of the change from the old business model. During 2006, we shifted our business model from the less profitable performance based revenue to a banner advertising revenue model. As of December 31, 2006, we have discontinued our performance based services.

Subscription Sales. Subscription based revenue for the three and six months ended June 30, 2007 resulted in approximately 0% of total revenues. Subscription based sales were generated through various content channels of the site, including the ringtone store and the television channel.

Operating Costs and Expenses

Search Services. Search services expenses decreased $47 thousand and $165 thousand, or 100%, for the three and six months ended June 30, 2007. This change is attributable to a discontinuation of our expenses related to online distribution agreements and corresponds to the discontinued performance based revenue at the end of 2006.

We do not intend to incur any search services expenses during 2007 as a result of the changes in our new business model.

Sales and Marketing. Sales and marketing expense increased $226 thousand, or 254%, to $315 thousand, from $89 thousand for the three months ended June 30, 2007 and June 30, 2006, respectively. For the six months ended June 30, 2007, sales and marketing expense increased $666 thousand, or 476%, to $806 thousand from $140 thousand for the six months ended June 30, 2006. During 2007, as a result of expanding our sales and marketing efforts to acquire more advertisers and traffic, our expense increased compared to 2006. In 2007 we maintained sales offices in New York City and Miami and hired sales and marketing personnel to bolster our sales initiatives. These increases are partially offset by a decrease in commission expense related to the decline in revenue.

We currently believe that sales and marketing expenses will increase in 2007 compared to 2006, as we continue to grow and expand our reach to advertisers and users.

Product and Content Development. Product and content development expenses increased $1.1 million, or 480%, to $1.3 million from $231 thousand for the three months ended June 30, 2007 and June 30, 2006, respectively. For the six months ended June 30, 2007, product and content development expenses increased $1.9 million, or 465%, to $2.3 million from $413 thousand for the same period in 2006. As a result of our efforts to evaluate and upgrade our technology infrastructure, we had significant increases in our product and content development expense. During the six months ended June 30, 2007, these higher expense costs consisted mainly of increases in technology consulting of $829 thousand, increases associated with technology personnel of $576 thousand, and increases in our Mexico operations of $256 thousand. Quepasa.com de Mexico provides substantially all of our design, translation services, and website management and development services for us.

We currently believe that product and content development expenses will increase significantly in 2007 compared to 2006, as we continue to invest in our infrastructure and personnel to provide an enhanced product to our users and advertisers.

General and Administrative. General and administrative expenses consist primarily of compensation related expenses (including stock-based compensation), salaries, travel and entertainment, dues and subscriptions expense, and professional fees.

General and administrative expenses increased $1.3 million, or 174%, to $2.1 million, from $762 thousand for the three months ended June 30, 2007 and June 30, 2006, respectively. For the six months ended June 30, 2007, general and administrative expenses decreased $3.5 million, or 47%, to $3.9 million from $7.4 million for the same period in 2006. The decrease is primarily attributed to the decrease in compensation for certain strategic initiatives, including acquiring the services of the Company’s Chief Executive Officer, which occurred during the three months ended March 31, 2006. This decrease is partially offset by increases professional fees, recruiting fees and salaries associated with building and enhancing our business.

The decrease in general and administrative expenses for the six months ended June 30, 2007 was offset by the increases in the following areas for the three months ended June 30, 2007 compared to the same period in 2006:

•

An increase in general and administrative salaries of $94 thousand, or 78%, to $214 thousand, from $120 thousand for the prior year. This increase is driven by our increased staffing during 2006 and the second quarter 2007 as we build and enhance our internal services and administrative and accounting functions.

•

An increase in recruiting fees of $268 thousand, to $282 thousand from $14 thousand for the prior year and an increase in stock compensation expense of $178 thousand, or 61%, to $470 thousand from $292 thousand or the prior year. These increases are driven by the increased hiring during the second quarter 2007.

•

An increase in professional fees expense of approximately $325 thousand, or 239%, to $464 thousand, from $136 thousand for the prior year. This increase is primarily attributable an increase in technology consulting of $369 thousand, an increase in accounting fees of $209 thousand and an increase in legal fees of $139 thousand compared the prior year. These increases were required in order to enhance and our technology infrastructure and improve our accounting and legal compliance and corporate governance.

•

An increase in travel and entertainment of $117 thousand, or 325%, to $153 thousand from $36 thousand for the prior year, an increase in dues and subscriptions of $53 thousand, or 126%, to $95 thousand from $42 thousand for the prior year and an increase in printing, postage and reproduction of $101 thousand, to $102 thousand from $1 thousand for the prior year. These increases are mainly attributable to our overall growth as we build and enhance our business.

We currently believe that general and administrative expenses, excluding non-recurring stock-based compensation charges, will increase in 2007 compared to 2006, as we continue to invest in our infrastructure to support our continued business expansion.

Depreciation and Amortization. Depreciation and amortization expense increased $84 thousand, or 420%, to $104 thousand from $20 thousand for the three months ended June 30, 2007 and June 30, 2006, respectively. For the six months ended June 30, 2007, depreciation and amortization expense increased $154 thousand, or 367%, to $196 thousand from $42 thousand for the same period in 2006. This increase is attributable to the depreciation associated with recent capital purchases and approximately $50 thousand in amortization expense, for the six months ended June 30, 2007, related to corporate jet rights received as part of the agreement with Mexicans & Americans Thinking Together.

We have purchased and expect to continue purchasing the capital equipment we need to sustain and build our infrastructure as our user growth and product requirements expand. As a result, we expect depreciation and amortization expense to increase in 2007 and beyond as we invest in capital equipment related to our enterprise growth.

Other Income (Expense). Other income (expense) primarily consists of interest income offset by interest expense. Other income for the three months ended June 30, 2007 increased $124 thousand, to $132 thousand from $8 thousand for the three months ended June 30, 2006. For the six months ended June 30, 2007, other income increased $295 thousand to $310 thousand from $15 thousand for the same period in 2006. The increased income is mainly attributable to the additional interest earned on cash and cash equivalents.

Liquidity and Capital Resources

As of June 30, 2007 and December 31, 2006:

	2007	2006
Cash and cash equivalents	$9,348,490	$14,093,811

Percentage of total assets	80%	88%

For the six months ended June 30, 2007 and 2006:

	2007	2006
Net cash used in operating activities	$(5,046,813)	$(1,140,292)
Net cash used in investing activities	$(610,340)	$(72,357)
Net cash provided by financing activities	$913,150	$1,062,737

We have substantial capital resource requirements and have generated significant losses since our inception. At June 30, 2007, we had $9.3 million in cash and cash equivalents compared to $14.1 million at December 31, 2006.

We invest excess cash predominately in marketable securities that are liquid. We also invest excess cash to support our growing infrastructure needs and to expand our operations.

During the six months ended June 30, 2007, we obtained gross proceeds of $835 thousand from the exercise of stock options. During the six months ended June 30, 2006, we obtained gross proceeds of $1.1 million from the exercise of stock options and warrants. We intend to operate through a combination of cost savings and increased revenue and believe that our current cash balances, cash generated from our operations, strategic acquisitions, and our financing activities are sufficient to finance our level of operations through the next twelve months.

Cash flow changes

Cash used in operating activities is driven by our net loss, adjusted for non-cash items. Non-cash adjustments include depreciation, warrants issued for strategic initiatives, including an executive acquisition, and other stock-based compensation expense. Net cash used in operations was $5.0 million for the six months ended June 30, 2007 compared to $1.1 million for the same period in 2006. For the six months ended June 30, 2007, net cash used by operations consisted primarily of a net loss of $6.8 million offset by non-cash expenses of $196 thousand in depreciation and amortization plus $1.0 million related to the issuance of stock options and common stock to directors. Additionally, changes in working capital impacted the net cash used in operating activities. These changes included an increase in accounts payable of $687 thousand and other assets of $90 thousand offset by decreases in trade accounts receivable of $10 thousand, other current assets of $96 thousand and accrued expenses of $155 thousand. Net cash used by operations for the six months ended June 30, 2006 consisted of a net loss of $7.9 million offset by non-cash expenses of $42 thousand in depreciation and amortization plus $5.6 million related to the issuance of warrants for strategic initiatives, including an executive acquisition and $1.1 million related to the issuance of stock options and warrants for compensation. Changes in working capital for the six months ended June 30, 2006 included decreases in accounts receivable of $36 thousand, accrued expenses of $61 thousand, other assets of $21 thousand and deferred revenue of $29 thousand offset by increases in accounts payable of $106 thousand and other current assets of $9 thousand.

Net cash used in investing activities is primarily attributable to capital expenditures. Our capital expenditures were $614 thousand for the six months ended June 30, 2007, compared to capital expenditures of $72 thousand for the same period in 2006. The increase for the six months ended June 30, 2007 was primarily a result of our purchase of certain hardware to support our expanding operations.

Net cash provided by financing activities is driven by our financing activities related to stock option and warrant exercises. Cash proceeds from the exercise of stock options and warrants were $913 thousand for the six months ended June 30, 2007, compared to $1 million, for the same period in 2006.

Capital expenditures

Capital expenditures have generally been comprised of purchases of computer hardware, software, server equipment, furniture and fixtures. Capital expenditures were $614 thousand for the six months ended June 30, 2007, compared to $72 thousand for the same period in 2006. Our capital expenditures in 2007 are expected to increase compared to 2006 levels as we continue to invest in the expansion of our product and services offerings. We anticipate that this increased level of expenditure will continue in the future as business conditions merit.

Contractual Obligations and Commitments

On November 20, 2006, in connection with a financing transaction, the Company entered into a Corporate Sponsorship and Management Services Agreement (the “CSMSA”) with an investor and a foundation formed and controlled by the investor (the “Organization”) The CSMSA provides that the Company will develop, operate and host the Organization website and provide to it all the services necessary to conduct such operations. During the first three years of the term of the CSMSA, the Organization will reimburse the Company for its costs and expenses in providing these services, not to exceed $500 thousand per annum. The CSMSA further provides that the Company will pay the Organization operating costs through October 2016 (including certain special event costs commencing in year four), up to $1.2 million per annum, minus the Company’s costs and expenses for providing the services described above. Through the six months ended June 30, 2007, the net cash outflows related to the CSMSA were $125 thousand.

Recent Acquisition

On February 7, 2007, the Company purchased certain assets of corazones.com. We acquired all existing registered users, the domains corazones.com and corazonesdemexico.com, the existing operating system including the interface, administrative and billing systems and the related logos and trademarks of the associated properties.

Critical Accounting Policies, Judgments and Estimates

In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of the judgments can be subjective and complex, and actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimates are made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the condensed consolidated financial statements.

Stock-Based Compensation Expense.

We account for stock-based compensation using the fair value method outlined by SFAS 123R. Accordingly, we recognize stock-based compensation for the estimated fair value of employee stock options on the date of grant and recognize compensation cost for those shares expected to vest over the service period of the award. Prior to SFAS 123R adoption, we accounted for share-based payments under APB 25 and accordingly, recognized stock-based compensation expense using the intrinsic value method.

The fair values of share-based payments are estimated on the date of grant using the Black-Scholes option pricing model that uses weighted average assumptions. Expected volatility is based on historical volatility of the Company’s common stock. The Company has elected to use the simplified method described in Staff Accounting Bulletin 107, “Share-Based Payment”, to estimate the expected term of employee stock options. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. See Note 3 — “Stock Option Plans” and Note 4 — “Restatement of Interim Financial Information” for additional information.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for us on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 but does not believe that the adoption of SFAS 157 will have a material impact on our financial position, cash flows, or results of operations.

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial position, cash flows, and results of operations.

Forward-looking Statements

This Quarterly Report on Form 10-QSB includes “forward-looking statements,” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated in this Form 10-QSB could be deemed forward-looking statements, particularly statements about our plans, strategies and prospects under the heading “Management’s Discussion and Analysis or Plan of Operation.” Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans,” or “anticipates,” or by discussions of strategy, plans or intentions. All forward-looking statements in this Form 10-QSB are made based on our current expectations and estimates, and involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements.

Among the factors that could affect our results and cause them to materially differ from those contained in the forward-looking statements include:

•	our ongoing operating losses;

•	the possibility of liability for information displayed or accessed via our website and for other commerce related activities;

•	competition in the operation of our website and in the provision of our information retrieval services;

•	the ability to protect our intellectual property rights;

•	the ability to retain our executive officers and senior management;

•	the ability to raise additional capital;

•	changing laws, rules, and regulations;

•	potential liability for breaches of security on the Internet;

•	dependence on third party databases and computer systems;

•	competition from traditional media companies; and

•	new technologies that could block our ability to advertise.

Additional factors that could affect our future results or events are described from time to time in our Securities and Exchange Commission reports. In particular, see the description of risks and uncertainties that is set forth in our Forms 10-KSB and 10-KSB/A for the fiscal year ended December 31, 2006, filed on April 17, 2007, and May 4, 2007, respectively, as well as other similar disclosures in subsequently filed reports. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the risks and uncertainties stated above and other information in this Form 10-QSB and subsequent reports filed with or furnished to the Securities and Exchange Commission before making any investment decision with respect to our securities. If any of the risks or uncertainties stated above actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our securities could decline, and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Item 3.	Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported within the specified time periods and accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company’s management, under the supervision and with the participation of its Chief Executive Officer and its Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of that date, the Company’s disclosure controls and procedures required by paragraph (b) of 13a-15 or 15d-15 were not effective at the reasonable assurance level as a result of certain weaknesses in the Company’s internal control over financial reporting, which the Company views as an integral part of its disclosure controls and procedures.

Remediation of Certain Weaknesses and Changes in Internal Controls

As discussed in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, during the financial reporting process for the fiscal year end December 31, 2006, certain weaknesses in the Company’s internal control over financial reporting were identified, including inadequate documentation of policies, procedures, and internal controls; weaknesses in information technology controls and procedures; a lack of sufficient accounting personnel and expertise to address the Company’s expanding and increasingly complex financial reporting needs; and incorrect accounting treatment of certain expenses and equity issuances.

The Company is addressing these identified weaknesses by, among other things, conducting a search for additional and more experienced accounting and finance staff to bolster the Company’s internal capabilities and expertise; recently hiring a Chief Technology Officer and outside consultant to address information technology controls and procedures; increased oversight of the Company’s operations in Mexico; improving the Company’s technology related to its business and operations; and undertaking to systemically resolve such weaknesses in consultation with its independent auditor.

Through the period ended June 30, 2007, management augmented its internal accounting resources by using external resources in connection with its review and completion of the financial reporting process. Management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements for the quarter ended June 30, 2007, fairly present in all material respects the financial condition and results of operations for the Company in conformity with accounting principles generally accepted in the United States of America.

Certain of the personnel changes described above occurred during the fourth quarter of 2006. Other than as described above, there have not been any other changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2007, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations on the Effectiveness of Controls

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The Company’s management, including its Chief Executive Officer and its Chief Financial Officer, do not expect that the Company’s disclosure controls will prevent or detect all errors and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

QUEPASA CORPORATION AND SUBSIDIARIE S

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

On March 14, 2005, Mr. Craig Behar filed a complaint against the Company in Maricopa County Superior Court (case no. CV2005-004439) in Phoenix, Arizona. The complaint contains allegations of breach of contract and unpaid wages and seeks damages under various causes of action in amounts up to $311,400. The Company has reviewed Mr. Behar’s complaint with its counsel and finds the claims to be wholly without merit and intends to vigorously defend itself. Moreover, management believes that the amount of damages claimed by Mr. Behar have been grossly overstated in an attempt to induce the Company to settle the action rather than to proceed to litigation.

In addition, we are party to certain other legal proceedings that arise in the ordinary course and are incidental to our business. Although litigation is inherently uncertain, based on past experience, our management does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company’s consolidated financial position or results of operations. However, future events or circumstances, currently unknown to management, will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on our consolidated financial position, cashflows or results of operations in any future reporting periods.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Submissions of Matters to a Vote of Security Holders

Proposal 1 – Amend the Articles of Incorporation to Provide for the Classification of Directors

At our Annual Meeting of Stockholders held on June 27, 2007, a proposal requesting that the Articles of Incorporation of the Company be amended to classify the Board of Directors, which would result in the election of two (2) Class I directors to serve until the 2008 Annual Meeting of Stockholders, two (2) Class II directors to serve until the 2009 Annual Meeting of Stockholders, and two (2) Class III directors to serve until the 2010 Annual Meeting of Stockholders, was submitted to the stockholders, and the voting was as follows:

Proposal to amend Articles of Incorporation to allow for a classified Board of Directors	Votes For	Votes Against	Abstentions and Broker Non-Votes
	2,355,548	289,189	1,359

Proposal 2 – Election of Directors

At the same meeting, the following persons were elected as directors:

Directors	Votes For	Votes Withheld	Abstentions and Broker Non-Votes
Class I (Term to expire at 2008 Annual Meeting) Lionel Sosa	8,442,135	43,698	N/A

Dr. Jill Syverson-Stork	8,448,030	37,803	N/A

Class II (Term to expire at 2009 Annual Meeting) Malcolm Jozoff	8,441,965	43,868	N/A

Michael D. Matte	8,448,364	37,469	N/A

Class III (Term to expire at 2010 Annual Meeting) Robert B. Stearns	8,446,285	39,548	N/A

Alonso Ancira	8,448,345	37,488	N/A

Proposal 3 – Approval of 2006 Stock Incentive Plan

At the same meeting, a proposal for the approval of the Company’s 2006 Stock Incentive Plan was submitted to the stockholders, and the voting was as follows:

Proposal for the approval of the 2006 Stock Incentive Plan	Votes For	Votes Against	Abstentions and Broker Non-Votes
	2,278,893	360,401	6,802

Item 5.	Other Information

None

Item 6.	Exhibits

See Exhibit Index

QUEPASA CORPORATION AND SUBSIDIARIE S

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quepasa Corporation

August 15, 2007	By:	/s/ Robert B. Stearns
	Name:	Robert B. Stearns
	Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

August 15, 2007	By:	/s/ Charles B. Mathews
	Name:	Charles B. Mathews
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Certificate of Restated Articles of Incorporation

3.2(1)	Amended and Restated Bylaws

31.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

31.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1850, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1850, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	filed herewith
**	furnished herewith
(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K as filed with the Commission on July 3, 2007.

Exhibit 3.1

CERTIFICATE OF RESTATED ARTICLES OF INCORPORATION

OF

QUEPASA CORPORATION

FIRST. The name of the corporation is:

QUEPASA CORPORATION

SECOND. Its registered office in the State of Nevada is located at 2533 North Carson Street, Carson City, Nevada 89706 that this Corporation may maintain an office, or offices, in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the By-Laws of said Corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meetings of Directors and Stockholders, outside the State of Nevada as well as within the State of Nevada

THIRD. The objects for which this Corporation is formed are: To engage in any lawful activity, including, but not limited to the following:

(A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.

(B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.

(C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs wound up according to law.

(D) Shall have power to sue and be sued in any court of law or equity.

(E) Shall have power to make contracts.

(F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Nevada, or in any other state, territory or country.

(G) Shall have power to appoint such officers and agents as the affairs of the corporation shall require, and to allow them suitable compensation.

(H) Shall have power to make By-Laws not inconsistent with the constitution or laws of the United States, or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.

(I) Shall have power to wind up and dissolve itself, or i.e. wound up or dissolved.

(J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal or stamp by the corporation on any corporate documents is not necessary. The corporation may use a seal or stamp, if it desires, but such use or nonuse shall not in any way affect the legality of the document.

(K) Shall have power to borrow money and contract debts when necessary for the transaction of its business or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation: to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

(L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidences of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

(M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or fund.

(N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

(O) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation or the corporation, or any amendment thereof.

(P) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.

(Q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities, as may be allowed by law.

FOURTH. The aggregate number of shares of Common Stock which the corporation shall have authority to issue is 50,000,000 shares with par value of $.001 per share, which may be issued in one or more series at the discretion of the board of directors. In establishing a series, the board of directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the voting powers, designations, limitations, restrictions and relative rights of each such series thereof. All shares of any one series shall be alike in every particular except as otherwise provided by these Articles of Incorporation or the Nevada Revised Statutes. The shares of Common Stock shall constitute the sole voting group of the Corporation, except to the extent any additional voting group or groups may hereafter be established in accordance with the Nevada Revised Statutes. The shares of this class shall also be entitled to receive the net assets of the corporation upon dissolution. Cumulative voting shall not be permitted in the election of directors or otherwise. Preemptive rights to purchase additional shares of stock are denied.

The corporation shall have the authority to issue 5,000,000 shares of Preferred Stock with par value of $.001 per share, which may be issued in one or more series at the discretion of the board of directors. In establishing a series, the board of directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular except as otherwise provided by the Articles of Incorporation or the Nevada Revised Statutes.

FIFTH. (a) The members of the governing board of the Corporation shall be known as directors. The number of directors shall not be less than one (1) pursuant to NRS Section 78.115. The number (including any increases and decreases) of directors shall be as set forth in the bylaws of the Corporation.

(b) The directors shall be classified, with respect to the time for which they severally hold office, into three classes, Class I, Class II, and Class III; provided, that the directors in each class shall be as nearly equal in number as possible. When the number of directors is changed, the Board of Directors shall determine the class or classes to which the increased or decreased number of directors shall be apportioned, provided that no decrease in the number of directors shall shorten the term of any incumbent director. The classification shall be such that the term of one class shall expire each succeeding year. The terms, classifications, qualifications and election of the Board of Directors and the filling of vacancies thereon shall be as provided herein and in the Bylaws. Each initial director in Class I shall hold office for a term expiring at the 2008 annual meeting of stockholders; each initial director in Class II shall hold office for a term expiring at the 2009 annual meeting of stockholders; and each initial director in Class III shall hold office for a term expiring at the 2010 annual meeting of stockholders. Notwithstanding the foregoing provisions of this Article Fifth, each director shall serve until such director’s successor is duly elected and qualified or until such director’s death, resignation or removal. At each annual meeting of stockholders, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors have been duly elected and qualified or until any such director’s earlier death, resignation or removal. Any vacancies or newly created directorships resulting from any increase in the authorized number of directors shall be filled, for the unexpired term, by the remaining directors, by the affirmative vote of a majority thereof (whether or not a quorum). Any director so chosen shall hold office for the unexpired portion of the term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor shall have been elected and qualified or until any such director’s earlier death, resignation or removal.

Any director or directors may be removed from office at any time, but only by the affirmative vote, at a duly constituted meeting called for such purpose, of the holders of at least two-thirds of the outstanding shares of each class of shares entitled to vote as a separate class on such matter, but only if such proposal was contained in the notice of such meeting. At least 30 days prior to such meeting of stockholders, written notice shall be sent to the director or directors whose removal will be considered at such meeting.

Subsection (b) of this Article Fifth may not be amended unless first approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class of shares entitled to vote as a separate class on such matter.

SIXTH. The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

SEVENTH. Omitted.

EIGHTH. Omitted.

NINTH. The corporation is to have perpetual existence.

TENTH. In furtherance and not in limitation of the powers conferred by stature, the Board of Directors is expressly authorized:

Subject to the By-Laws, if any, adopted by the Stockholders, to make, alter or amend the By-Laws of the Corporation.

To fix the amount to be reserved as working capital over and above its capital stock, paid in: to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

By resolution passed by a majority of the whole Board, to designate one (1) or more committees, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution, or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee or committees, shall have such name, or names, as may be stated in the By-Laws of the Corporation, or as may be determined from time to time by resolution adopted by the Board of Directors.

When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of Directors deems expedient and for the best interests of the Corporation.

ELEVENTH. No shareholder shall be entitled as a matter of right to subscribe to or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

TWELFTH. The liability of the directors of the Corporation for monetary damages for breach of fiduciary duty is eliminated to the fullest extent provided by Nevada Law.

Directors and officers of the Corporation shall be indemnified by the Corporation against any liability to the fullest extent provided by Nevada law.

THIRTEENTH. This Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon Stockholders herein are granted subject to this reservation.

CERTIFICATION OF ADOPTION

I certify that I am the Executive Vice President and Chief Financial Officer of Quepasa Corporation (the “Corporation”) and that on August 14, 2007, the Board of Directors of the Corporation authorized me to provide this certification. I also certify that the foregoing Certificate of Restated Articles of Incorporation correctly set forth the full text of the Company’s Articles of Incorporation, as amended to the date of this certificate.

DATED this 14th day of August, 2007.

/s/ Charles B. Mathews
Charles B. Mathews
Executive Vice President and Chief Financial Officer

Exhibit 31.1

CERTIFICATIONS

I, Robert B. Stearns, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Quepasa Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Dated: August 15, 2007		/s/ Robert B. Stearns
	Name:	Robert B. Stearns
	Title:	Chairman and
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Charles B. Mathews, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Quepasa Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Dated: August 15, 2007		/s/ Charles B. Mathews
	Name:	Charles B. Mathews
	Title:	Executive Vice President
and Chief Financial Officer

Exhibit 32.1

QUEPASA CORPORATION AND SUBSIDIARIES

Certification Pursuant to 18 U.S.C. Section 1350, As Adopted

Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

I, Robert B. Stearns, the Chairman and Chief Executive Officer of Quepasa Corporation (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	This Quarterly Report on Form 10-QSB of the Company for the quarterly period ended June 30, 2007 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 15, 2007		/s/ Robert B. Stearns
	Name:	Robert B. Stearns
	Title:	Chairman and
Chief Executive Officer

Exhibit 32.2

QUEPASA CORPORATION AND SUBSIDIARIES

Certification Pursuant to 18 U.S.C. Section 1350, As Adopted

Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

I, Charles B. Mathews, the Chief Financial Officer of Quepasa Corporation (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	This Quarterly Report on Form 10-QSB of the Company for the quarterly period ended June 30, 2007 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)	That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 15, 2007		/s/ Charles B. Mathews
	Name:	Charles B. Mathews
	Title:	Executive Vice President
and Chief Financial Officer